

EHS Comments on Disappointing TrueBlue Fourth Quarter Earnings Results

Argues Continued Deterioration of Stock Price and Key Financial Metrics Demonstrate Urgent Need for Meaningful Board Change

Criticizes Failure of Board to Meaningfully Engage with EHS's Highly Qualified Director Nominees

New York, NY, March 3, 2026 – EHS Investments ("EHS"), a significant shareholder of TrueBlue Inc. (NYSE: TBI) ("TrueBlue" or the "Company"), today issued the following statement:

We have argued publicly and privately that the minor refreshment to its Board of Directors ("Board") announced by TrueBlue earlier this year does not adequately address what is required to address the Company's serious operational and financial challenges, and that further change at the Board level is necessary to prevent continued and significant destruction of shareholder value. TrueBlue's fourth quarter results and 2026 guidance substantiate the immediate need for such change.

Shareholders are once again confronted with another quarter of missed targets[1], deteriorating gross profits and EBITDA, continued negative free cash flows, and mounting signs of financial strain. While the American Staffing Association's real-time Staffing Index has inflected to growth, TrueBlue's forecast for 1Q26 suggests further deterioration, with gross profits now expected to decline ~9% year-over-year in 1Q26[2]. While TrueBlue claims that it is "executing on a disciplined and decisive plan leading to improved financial results"[3], the results speak for themselves: far from implementing a turnaround, the Company is rapidly losing ground.

Instead of confronting these failures and acknowledging the need for change, management continues to obscure underlying performance with opaque disclosures surrounding cost pass-through revenue accounting while characterizing its underperformance to shareholders as "producing results"[4]. Investors, however, are rendering their own verdict, with TrueBlue's stock falling 24% in the days following this latest earnings release[5].

With a share price now near all-time lows, urgent and decisive change is required before further shareholder value is destroyed by a management team and Board that seemingly refuses to acknowledge, let alone begin to address, the serious challenges facing the Company. The perspective of industry veterans and shareholder representatives whose interests are aligned with those of TrueBlue's



investors is needed now more than ever – and that is exactly what our slate of highly-qualified director nominees offers to bring to the table.

Unfortunately, our efforts to engage with the Board on a constructive settlement that delivers these desperately needed changes and avoids a lengthy and distracting proxy contest have been met with flat refusal. We urge the Board to take immediate action and engage in good faith with the director candidates and solutions we have offered before further value is destroyed. The Board should demonstrate alignment with shareholders by addressing the Company's challenges rather than continue in its defense of an unsustainable status quo.

We look forward to presenting to our fellow shareholders the detailed strategic value-creation plan developed by our experienced and highly qualified director nominees in the coming weeks.

EHS's previously released public materials can be found at www.ehsinvestments.com.

(1) *$14M of actual revenues from Healthcare Staffing Professionals vs. ~$15M guidance in 3Q25; $90M of actual gross profit vs. ~$93M guidance in 3Q25*
(2) *At the midpoint of 1Q26 guidance*
(3) *TrueBlue 1/8/26 Press Release "TrueBlue Highlights Recent Board Refreshment and Strategic Initiatives Underway to Achieve Long-Term Profitable Growth"*
(4) *CEO Taryn Owen commentary on 4Q25 earnings call*
(5) *TBI share price change from 2/18/26 - 2/24/26*

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

EHS Management LLC, a Delaware limited liability company ("EHS Management"), together with the other participants named herein, intend to file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of its slate of director nominees at the 2026 annual meeting of stockholders of TrueBlue, Inc., a Delaware corporation (the "Company").

EHS MANAGEMENT STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be EHS Management, EHS Azure Opportunity Fund, LP ("EHS Azure"), Eric H. Su (collectively, "EHS") and the individuals to be



nominated by EHS Azure as director candidates at the Company, who have not yet been identified. As of the date hereof, EHS Azure directly beneficially owns 190,131 shares of Common Stock, no par value, of the Company (the "Common Stock"). EHS Management, as the general partner of EHS Azure, may be deemed the beneficial owner of the 190,131 shares of Common Stock directly owned by EHS Azure. As of the date hereof, Eric H. Su directly beneficially owns 840,689 shares of Common Stock. As the sole owner and manager of EHS Management, Mr. Su may be deemed to beneficially own the 190,131 shares of Common Stock directly owned by EHS Azure.

Disclaimer
This letter has been prepared by EHS. The views expressed herein reflect the opinions of EHS and are based on publicly available information with respect to TrueBlue, Inc. ("TrueBlue" or the "Company"). EHS recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with his conclusions. EHS reserves the right to change or modify any of such views or opinions at any time and for any reason and expressly disclaims any obligation to correct, update, or revise the information contained herein or to otherwise provide any additional materials.

For the avoidance of doubt, this press release was not produced by any person that is affiliated with the Company, nor was its content endorsed by the Company. This press release is provided merely as information and is not intended to be, nor should it be construed as, an offer to sell or a solicitation of an offer to buy any security nor as a recommendation to purchase or sell any security.

Some of the materials in this press release contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," "once again," "achieve," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on EHS's current expectations, speak only as of the date of these materials and involve risks, uncertainties and other factors that may cause actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of EHS.

CONTACT:
Investors:
Okapi Partners LLC
Bruce Goldfarb / Chuck Garske / Lisa Patel



(212) 297 – 0720
Email: **info@okapipartners.com**